Schlitt Investor Services, Inc.
Statement of Income
For the Year Ended December 31, 2017

Revenues		
Commmission income	$	230,803
Fee based income		54,475
Interest income		73
Total revenues		285,351
Expenses		
Management fees		133,694
Commission expense		101,778
Professional fees		11,045
Other operating expenses		12,203
Total expenses		258,720
Net income (loss)	$	26,631

The accompanying notes are an integral part of these financial statements.